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                                                                 Ex 99 (A)(1)(I)

CEGEDIM SA EXTENDS TENDER OFFER FOR SHARES OF SYNAVANT, INC. UNTIL MAY 29, 2003

      Paris, May 15, 2003 - CEGEDIM SA (Euronext : CGM 5350) today announced that it has extended the tender offer deadline for shares of SYNAVANT, Inc. ("SYNAVANT") (NasdaqNM: SNVT) until 11:59 p.m. Thursday May 29, 2003.

      CEGEDIM is extending its tender offer pursuant to the terms and conditions of its Offer to Purchase dated April 18, 2003, as a result of not having received for tender at least a majority of the outstanding shares of SYNAVANT on a diluted basis, the occurrence of which is a condition to CEGEDIM's offer.

      In Addition, on May 13, 2003, in response to the execution of a definitive agreement between SYNAVANT and Dendrite International, Inc. ("Dendrite") for Dendrite to purchase all of the issued and outstanding SYNAVANT stock at a price of $2.83 per share in cash (the "Dendrite Agreement"), CEGEDIM provided a proposal to SYNAVANT in which CEGEDIM offered to increase to $3.15 the price it is offering for the shares of SYNAVANT under the terms of its outstanding tender offer. CEGEDIM and SYNAVANT are currently discussing the terms of CEGEDIM's proposal but have not yet entered into a definitive agreement. Prior to execution of a definitive agreement, SYNAVANT is required under the terms of the Dendrite Agreement, to disclose to Dendrite the material terms of any agreement reached with CEGEDIM which contains a superior proposal, as such term is defined in the Dendrite Agreement, and provide Dendrite a three business day period to match such superior proposal. SYNAVANT's discussions with CEGEDIM does not constitute approval or recommendation of CEGEDIM's proposal by SYNAVANT's board of directors nor has the SYNAVANT board witheld, withdrawn, modified or changed its approval or its recommendation in favor of the Dendrite transaction.

      SYNAVANT shareholders who have any questions or need assistance in tendering shares should contact the information agent Morrow & Co., Inc. toll free at (800) 607-0088.

ABOUT CEGEDIM

CEGEDIM is a global provider in value added information and CRM solutions for the pharmaceutical industry and healthcare professionals. The Group provides acknowledged expertise in state-of-the-art technologies such as IT and networks, databases management and the collect of complex and targeted key information for its healthcare customers. The Group's offerings essentially comprise recurrent services which are greatly enhanced by CEGEDIM's proprietary databases and result in a competitive advantage for its customers.

With a presence in 29 countries and a workforce totaling more than 3,300 people, the CEGEDIM Group has reported a turnover of E 340 million in 2002. For any further information, please consult : http://www.cegedim.com

ABOUT SYNAVANT

SYNAVANT Inc. guides biopharmaceutical and healthcare companies globally to greater business success by accelerating the adoption of advances in healthcare around the world. SYNAVANT accomplishes this by designing, building and supporting a wide range of knowledge-based solution sets, that bring together leading-edge technology, proven data management competence, a full range of specialist services - including hardware services and computer systems validations - and over 30 years of healthcare expertise. Its comprehensive, global solutions include pharmaceutical Customer Relationship Management (CRM) and eBusiness applications, interactive marketing, server and database management, dedicated local helpline support, training, telemarketing, sample management, and product-recall services. SYNAVANT is headquartered in Atlanta, GA, USA and has offices in 21 countries. Additional information is available at http://www.synavant.com

This press release contains forward-looking statements within the meaning of the Securities Act of 1933, as amended. Actual results may differ materially from those expected because of various risks and uncertainties, including, but not limited to, the uncertainty of whether any further negotiations with SYNAVANT will result in our bid being successful or superior to Dendrite's bid. Notwithstanding any statement in this press release, SYNAVANT acknowledges that the safe harbor for forward-looking statements under Section 21E of the Securities Exchange Act of 1934, as amended, added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.